EX-28.g.1.a
AMENDMENT TO GLOBAL CUSTODY AGREEMENT
     This instrument, dated December 2, 2009, is between NATIONWIDE MUTUAL FUNDS, successor in interest to GARTMORE MUTUAL FUNDS (the “Customer”), and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (the “Bank”). It amends the Global Custody Agreement dated April 4, 2003, as supplemented, amended and restated from time to time, (the “Custody Agreement”) between the Customer and the Bank. Capitalized terms in this amendment that are not defined herein have the meaning set forth in the Custody Agreement.
RECITAL
     The Customer and the Bank wish to amend the Custody Agreement to provide for the reimbursement of amounts attributable to Customer.
AMENDMENT
1.	Paragraph 13 shall be deleted and replaced in its entirety with the following:
13. Fees and Expenses; Overdrafts; Bank’s Lien Rights; Setoff.
     (a) Customer shall pay Bank for its services hereunder the fees set forth in Schedule B hereto or such other amounts as may be agreed upon in writing from time to time, together with Bank’s reasonable out-of-pocket or incidental expenses directly related to the performance of its obligations under this Agreement, including, but not limited to, legal fees and tax or related fees incidental to processing charged directly or indirectly by governmental authorities, issuers, or their agents.
     (b) If a debit to any currency in the Deposit Account results in a debit balance, then Bank may, in its discretion, (i) advance an amount equal to the overdraft, (ii) refuse to settle in whole or in part the transaction causing such debit balance, or (iii) if any such transaction is posted to the Custody Account, reverse any such posting. If Bank elects to make such an advance, the advance will be deemed a loan to Customer, payable on demand, bearing interest at the applicable rate charged by Bank to its institutional customers from time to time, for such overdrafts, from the date of such advance to the date of payment (both after as well as before judgment) and otherwise on the terms on which Bank makes similar overdrafts available to its institutional customers from time to time. No prior action or course of dealing on Bank’s part with respect to the settlement of transactions on Customer’s behalf will be asserted by Customer against Bank for Bank’s refusal to make advances to the Deposit Account or to settle any transaction for which Customer does not have sufficient available funds in the applicable currency in the Account.
     (c) Without prejudice to Bank’s rights under Applicable Law, Customer grants Bank a security interest in and a lien on the Financial Assets held in the Custody Account as security for any and all amounts which are now or become owing to Bank under any provision of this Agreement, whether or not matured or contingent, and Bank shall be entitled without notice to Customer, to withhold delivery of such Financial Assets, sell or otherwise realize any of such Financial Assets and to apply the proceeds and any other monies credited to the Deposit Account in satisfaction of such amounts owing to the Bank under any provision hereof. For this purpose, Bank may make such currency conversions as may be necessary at its then current rates for the sale and purchase of relevant currencies.
     (d) Without prejudice to Bank’s rights under Applicable Law, Bank may set off against any amount owing by Customer under this Agreement any amount in any currency standing to the credit of any of Customer’s accounts (whether deposit or otherwise) with any Bank branch or office or with any Affiliate of Bank. For this purpose, Bank shall be entitled to accelerate the maturity of any fixed term deposits and to effect such currency conversions as may be necessary at its current rates for the sale and purchase of the relevant currencies.
     (e) Customer grants to the Bank a security interest in and a lien on the Financial Assets held in any given Customer’s Securities Account and the cash held in that Customer’s Deposit Account to secure the portion of Concentration Account Liabilities with respect to the Customer, and the Bank shall be entitled without prior notice to the Customer, to withhold delivery of such Financial Assets, sell or otherwise realize any of such Financial Assets and to apply the proceeds and any other monies credited to the Deposit Account in satisfaction of such Concentration Account Liabilities, provided that Bank hereby agrees, that when commercially reasonable, it shall apply monies credited to the Deposit Account in satisfaction of such Concentration Account Liabilities before selling or otherwise realizing any of such Financial Assets in the Securities Account, and provided further, that Customer agrees that Bank may so apply monies credited to the Deposit Account. For the purpose of effecting the foregoing rights, the Bank shall be entitled to accelerate the maturity of any fixed term deposits and to effect such currency conversions as may be necessary at its current rates for the sale and purchase of the relevant currencies. For the avoidance of doubt, with respect to the obligations of the Customer on behalf of any of its Funds arising out of this Agreement, including the obligations of Section 13 hereof, the Bank shall look for satisfaction or payment of any obligation solely to the Assets of the Fund to which such obligation relates as though each Fund had separately contracted with the Bank by separate written instrument. Consistent with the foregoing, the obligations of each Fund under this Agreement are several and neither joint nor joint and several.
     (f) The Customer will be solely responsible for maintaining sufficient records and internal controls to monitor and reconcile daily activity with respect to amounts and transactions in the Concentration Accounts that are attributable to Customer. In particular, the Customer or its agent will provide to the Bank, on a daily basis: (1) information as to the amount of cash attributable to Customer in the Concentration Accounts, (2) information regarding the transactions of Customer that are processed through the Concentration Accounts, and (3) records to identify and support any Concentration Account Liabilities incurred or created in connection with the transactions processed through the Concentration Accounts that are attributable to Customer. The Customer will be responsible for any Concentration Account Liabilities resulting from a failure by the Customer or its agent to provide accurate and timely information to the Bank regarding the Concentration Accounts.
2.	The following definitions shall be added to Paragraph 15 of the Custody Agreement:

“Applicable Law” means any applicable statute, treaty, rule, regulation or common law and any applicable decree, injunction, judgment, order, formal interpretation or ruling issued by a court or governmental entity.

“Concentration Account” means a clearing account to be used to process certain transactions for the Customer, including, but not limited to, purchases and redemptions for the Customer, so that monies transferring into and out of such clearing accounts can be made as a single net payment or receipt by the Bank.

“Concentration Account Liabilities” means with respect to the Customer, that portion of any overdraft, obligation, or other amount owing to the Bank arising in any Concentration Account that are directly attributable to transactions relating to Customer, including, but not limited to, purchases and redemptions of shares of the Customer.

3.	This Amendment shall be effective as of the date first written above.

4.	Except as amended hereby, all other terms and conditions of the Custody Agreement remain unchanged and the Custody Agreement shall remain in full force and effect.

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION
By:	/s/ John Barry

Title:	Vice President

CUSTOMER
By:	/s/ Michael S. Spangler

Title:	President & CEO

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